================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          SYSTEMS COMMUNICATIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    87189510
                      (CUSIP Number of Class of Securities)

                                PETER SUGAR, ESQ.
                           JAFFE, RAITT, HEUER & WEISS
                         ONE WOODWARD AVENUE, SUITE 2400
                                DETROIT, MI 48226
                                 (313) 961-8380
                  (Name, address and telephone number of person
           authorized to receive notices and communications on behalf of person(s) filing statement)

                                 AUGUST 25, 1998
             (Date of Event which Requires Filing of this Statement)

================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         HAROLD MEYERING  (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -986,056-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER              -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER           -986,056-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -986,056-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   2.76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         KENNETH EDWARD GILDE (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -1,050,531-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER              -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER           -1,050,531
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -1,050,531-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   2.94%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         KENNETH EARL GILDE (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -785,456-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER               -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER            -785,456-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -785,456-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   2.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         DAVID E. GILDE  (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -768,020-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER              -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER           -768,020-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -768,020-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   2.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         PHILLIP S. GILDE  (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -365,074-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER              -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER           -365,074-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -365,074-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   1.02%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         DALE MEYERING  (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -67,287-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER              -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER           -67,287-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -67,287-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   0.19%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         CHARLES O. HELSEL  (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -523,056-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER              -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER           -523,056-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -523,056-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   1.46%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 87189510
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         EDWIN L. HELSEL  (###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                   PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER              -476,562-
  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
   PERSON
    WITH
               -----------------------------------------------------------------
               8    SHARED VOTING POWER              -0-
               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER           -476,562-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 -476,562-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   1.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Systems Communications, Inc., a Florida corporation (the "Company"). The Company's principal executive offices are located at 4707 140th Avenue North, Clearwater, Florida 33762.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) - (c), (f). This Amendment No. 1 to Schedule 13D is filed jointly on behalf of the eight individuals listed below to reflect the dissolution of the "group" (the "Group") with respect to which this Schedule 13D was originally filed. Each of the Reporting Persons hereby disclaims membership in the Group and by this filing intends to terminate the Group's Schedule 13D filing requirements under Section 13D of the Securities Act of 1934, as amended.

                  1.       Harold Meyering
                           235 S. Pine St.
                           McBain, Michigan 49657

                           Occupation:      Retired Farmer

                           Citizenship:     United States

                  2.       Kenneth Edward Gilde
                           1630 W. Blue Road
                           McBain, Michigan 49657

                           Occupation:      Owner/Manager

                           Employer:        LC Redi-Mix
                                            P.O. Box 333
                                            Lake City, Michigan 49651

                           Employer's
                           Business:        Ready Mix Producer

                           Citizenship:     United States

                  3.       Kenneth Earl Gilde
                           570 W. Blue Road
                           Falmouth, Michigan  49632

                           Occupation:      Retired Business Owner

                           Citizenship:     United States

                  4.       David E. Gilde
                           4656 Forward Road
                           Falmouth, Michigan 49632

                           Occupation:      Owner/Manager

                           Employer:        LC Redi-Mix
                                            P.O. Box 333
                                            Lake City, Michigan 49651

                           Employer's
                           Business:        Ready Mix Producer

                           Citizenship:     United States

                  5.       Phillip S. Gilde
                           8200 S. McGee Road
                           McBain, Michigan 49657

                           Occupation:      Owner/Manager

                           Employer:        LC Redi-Mix
                                            P.O. Box 333
                                            Lake City, Michigan 49651

                           Employer's
                           Business:        Ready Mix Producer

                           Citizenship:     United States

                  6.       Dale Meyering
                           9525 W. Watergate Road
                           McBain, Michigan 49657

                           Occupation:      Vice President/Sales Manager

                           Employer:        Michigan Rubber Products
                                            1200 8th Avenue
                                            Cadillac, Michigan 49601

                           Employer's
                           Business:        Molded Rubber Products

                           Citizenship:     United States

                  7.       Charles O. Helsel
                           9231 N. Burkett Road
                           Lake City, Michigan 49651

                           Occupation:      Christmas Tree Farmer
                                            (Self-Employed)

                           Address:         5981 N. Edwards Rd.
                                            Lake City, Michigan 49651

                           Business:        Christmas Trees

                           Citizenship:     United States

                  8.       Edwin L. Helsel
                           5981 N. Edwards Road
                           Lake City, Michigan 49651

                           Occupation:      Christmas Tree Farmer
                                            (Self-Employed)

                           Address:         5981 N. Edwards Rd.
                                            Lake City, Michigan 49651

                           Business:        Christmas Trees

                           Citizenship:     United States

                  (d) and (e). None of the reporting persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The funds used for the purchase previously reported on the original Schedule 13D filed by the reporting persons were derived from the personal funds of the reporting persons.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purposes underlying the acquisition of securities of the Company by the reporting persons were set forth in the original Schedule 13D filed by the reporting persons.

                  The purpose of the filing of this Amendment is to report that, commencing on August 25, 1998, the reporting persons no longer to intend to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      As of the date hereof:

                           (i) Harold Meyering is the sole beneficial owner of 986,056 shares of Common Stock, which represents approximately 2.76% of the outstanding shares of Common Stock.

                           (ii) Kenneth Edward Gilde is the sole beneficial owner of 1,050,531 shares of Common Stock, which represents approximately 2.94% of the outstanding shares of Common Stock.

                           (iii) Kenneth Earl Gilde is the sole beneficial owner of 785,456 shares of Common Stock, which represents approximately 2.20% of the outstanding shares of Common Stock.

                           (iv) David E. Gilde is the sole beneficial owner of 768,020 shares of Common Stock, which represents approximately 2.15% of the outstanding shares of Common Stock.

                           (v) Phillip S. Gilde is the sole beneficial owner of 365,074 shares of Common Stock, which represents approximately 1.02% of the outstanding shares of Common Stock.

                           (vi) Dale Meyering is the sole beneficial owner of 67,287 shares of Common Stock, which represents approximately 0.19% of the outstanding shares of Common Stock.

                           (vii) Charles O. Helsel is the sole beneficial owner of 523,056 shares of Common Stock, which represents approximately 1.46% of the outstanding shares of Common Stock.

                           (viii) Edwin L. Helsel is the sole beneficial owner of 476,562 shares of Common Stock, which represents approximately 1.33% of the outstanding shares of Common Stock.

         (b)               (i)    Harold Meyering has the sole power to vote or
         direct the vote of, and the sole power to dispose or direct the disposition of, all of the 986,056 shares of Common Stock of which he is the sole beneficial owner.

                           (ii) Kenneth Edward Gilde has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 1,050,531 shares of Common Stock of which he is the sole beneficial owner.

                           (iii) Kenneth Earl Gilde has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 785,456 shares of Common Stock of which he is the sole beneficial owner.

                           (iv) David E. Gilde has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 768,020 shares of Common Stock of which he is the sole beneficial owner.

                           (v) Phillip S. Gilde has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 365,074 shares of Common Stock of which he is the sole beneficial owner.

                           (vi) Dale Meyering has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 67,287 shares of Common Stock of which he is the sole beneficial owner.

                           (vii) Charles O. Helsel has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 523,056 shares of Common Stock of which he is the sole beneficial owner.

                           (viii) Edwin L. Helsel has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 476,562 shares of Common Stock of which he is the sole beneficial owner.

                  (c) As reported in the original Schedule 13D filed by the reporting persons, on September 5, 1997, the reporting persons became the joint owners of a Ten (10%) Percent Cumulative Convertible Debenture Note dated June 13, 1996, in the principal amount of $500,000, and a Ten (10%) Percent Cumulative Convertible Debenture Note dated July 19, 1996, in the principal amount of $345,000 (the "Debentures"), issued by the Company to Nidan, Inc., a Florida corporation. By their own terms, the Debentures were converted into shares of Common Stock. On July 9, 1998, the Company issued stock certificates to the reporting persons, evidencing their share of such converted Common Stock, in the following aggregate amounts: (i) Harold Meyering - 986,056, (ii) Kenneth Edward Gilde - 843,869, (iii) Kenneth Earl Gilde - 772,956, (iv) David E. Gilde - 755,520, (v) Phillip S. Gilde - 352, 574, (vi) Dale Meyering - 67,287, (vii) Charles O. Helsel - 523,056, and (viii) Edwin L. Helsel - 476,562.

                  (d) No person other than the respective owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of such Common Stock.

                  (e) On August 25, 1998, the reporting persons agreed to terminate the Group and, as a result, on that date each reporting person ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 1998

                                            /s/ Harold Meyering
                                            ------------------------------------
                                            Harold Meyering


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 1998

                                            /s/ Kenneth Edward Gilde
                                            ------------------------------------
                                            Kenneth Edward Gilde

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 1998
                                            /s/ Kenneth Earl Gilde
                                            ------------------------------------
                                            Kenneth Earl Gilde


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 1998

                                            /s/ David E. Gilde
                                            ------------------------------------
                                            David E. Gilde


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 1998

                                            /s/ Phillip S. Gilde
                                            ------------------------------------
                                            Phillip S. Gilde


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998
                                            /s/ Dale Meyering
                                            ------------------------------------
                                            Dale Meyering

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 25, 1998

                                            /s/ Charles O. Helsel
                                            ------------------------------------
                                            Charles O. Helsel


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 25, 1998

                                            /s/ Edwin L. Helsel
                                            ------------------------------------
                                            Edwin L. Helsel